Exhibit 99.1

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5:05AM 2005.03.08 (GMT)

SNSA Informed of DOJ Decision to Pursue Appeal of Court Decision Upholding
Amnesty

London, England - March 8, 2005 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI) today issued the following statement:

On January 14, 2005, the U.S. District Court for the Eastern District of Pennsylvania issued a judgment enjoining the U.S. Department of Justice ("DOJ") from indicting or prosecuting the Company for anticompetitive conduct in the parcel tanker industry up to and including January 15, 2003, the date on which DOJ admitted the Company into DOJ's amnesty program. On February 14, 2005, DOJ filed a notice of appeal to the US Court of Appeals for the Third Circuit. DOJ attorneys informed Company attorneys that DOJ has decided to pursue the appeal. The Company continues to be confident in its legal position and looks forward to presenting its case in the appellate court.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock Exchange: SNI) is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. Stolt-Nielsen S.A., through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by Stolt-Nielsen S.A., produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. (www.stolt-nielsen.com).

Forward-looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include statements regarding Stolt-Nielsen S.A.'s future market environment, outlook, and financing costs. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of Stolt-Nielsen S.A.'s indebtedness; Stolt-Nielsen S.A.'s ability to comply with its financing agreements; the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; Stolt-Nielsen S.A.'s ability to consummate the announced Marine Harvest aquaculture joint venture with Nutreco N.V., completion of the 2004 fiscal year audit, the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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Contact:
Reid Gearhart
U.S. 1 917 846 1055
rhgnyc@optonline.net

Valerie Lyon
UK 44 20 7611 8904
vlyon@stolt.com